SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 10, 2019

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips appoints Bert van Meurs as member of the Executive Committee”, dated January 10, 2019.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 10th day of January, 2019.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

(Chief Legal Officer)

Press Information

January 10, 2019

Philips appoints Bert van Meurs as member of the Executive Committee

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA), a global leader in health technology, today announced the appointment of Bert van Meurs as a new member of the Executive Committee, reporting to Philips CEO Frans van Houten. The appointment is effective as of January 1, 2019.

Bert van Meurs leads Philips’ EUR 2+ billion Image-Guided Therapy businesses that offer integrated solutions comprising interventional imaging systems, smart catheters, planning and navigation software, and services with the aim to improve minimally invasive treatments. Driven by the benefits of such treatments for patients and care providers, including reduced patient trauma and shorter recovery times, the EUR 8+ billion market exhibits high-single-digit growth and represents a key growth opportunity for Philips.

“The appointment of Bert van Meurs as a new member of the Executive Committee reflects the growth of our Image-Guided Therapy businesses,” said Frans van Houten, CEO of Royal Philips. “To strengthen our leadership in this fast growing market, we have significantly invested in our R&D programs which resulted in the launch of the very successful Azurion next-generation image-guided therapy platform, and the acquisitions of Volcano, Spectranetics and most recently EPD Solutions, which enabled the expansion into smart devices such as diagnostic and therapeutic catheters.”

Bert van Meurs (Dutch, 1961) joined Philips in 1985 and has held various leadership positions in research & development, clinical science, and marketing & sales in Europe and Asia. Through 2004 – 2012, he was the general manager of the global Cardio/Vascular X-ray business, where he led the business to sustained market leadership and expansion into growth geographies such as India. In 2013, he became the Chief Marketing Officer of the Imaging Systems business, where he drove the transformation from a product to a solutions focus. Since 2015, he has been leading the Image-Guided Therapy businesses driving the portfolio expansion from systems, software and services to also include smart devices, combined with new recurring revenue business models. Bert van Meurs holds a master’s degree in Physics from the University of Utrecht and a degree in Business Marketing from the Technical University Eindhoven.

More information about Philips’ Executive Committee can be found here.

January, 2019 Page: 2

For further information, please contact:

Steve Klink

Philips Group Press Office

Tel.: +31 6 10888824

E-mail : steve.klink@philips.com

Ksenija Gonciarenko

Philips Investor Relations

Tel.: +31 20 59 77055

E-mail: Ksenija.gonciarenko@philips.com

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips’ health technology portfolio generated 2017 sales of EUR 17.8 billion and employs approximately 77,000 employees with sales and services in more than 100 countries. News about Philips can be found at http://www.philips.com/newscenter.